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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

FIRST INTERSTATE BANCSYSTEM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed: for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. Not Applicable.

1.	Name of Reporting Person: Randall I. Scott		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Montana, USA

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power: 997,824

		6.	Shared Voting Power: 109,707

		7.	Sole Dispositive Power: 997,824

		8.	Shared Dispositive Power: 109,707

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,107,531

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 13.9%

12.	Type of Reporting Person (see instructions): IN

13G
CUSIP No. Not Applicable.

1.	Name of Reporting Person: N Bar 5 Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Montana, USA

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power: 948,919

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 948,919

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 948,919

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: PN

13G

CUSIP No. Not Applicable.

Item 1.

	(a)	Name of Issuer:

First Interstate BancSystem, Inc.

	(b)	Address of Issuer:

P.O. Box 30918 Billings, Montana 59116

Item 2.

	(a)	Name of Person Filing:

Randall I. Scott and N Bar 5 Limited Partnership

	(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 30918 Billings, Montana 59116

	(c)	Citizenship:

Mr. Scott is a United States’ citizen. N Bar 5 Limited Partnership is a Delaware limited partnership.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

Not Applicable

Item 3.	If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Randall I. Scott beneficially owns 1,107,531 shares, or 13.9%, of issuer’s common stock. This includes 948,919 shares beneficially owned as the managing general partner of N Bar 5 Limited Partnership, as to which Mr. Scott has sole voting and dispositive powers. Mr. Scott disclaims beneficial ownership of the shares owned by N Bar 5 Limited Partnership except to the extent of his interest in such shares arising from his interest in the limited partnership.

13G

N Bar 5 Limited Partnership holds 948,919 shares, or 11.9%, of the issuer’s common stock.

In his individual capacity, Mr. Scott has sole voting and dispositive power for 48,905 shares, which includes 487 stock options, 37,218 shares held as co-trustee for the Randall I. Scott trust and 11,200 shares held as attorney-in-fact pursuant to an irrevocable proxy from the managing general partner of a limited partnership.

In addition, Mr. Scott’s beneficial ownership includes 109,707 shares for which he has shared voting and dispositive power. This includes 2,412 shares owned through Mr. Scott’s 401 (k) plan account pursuant to the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc; 21,459 as co-trustee for the Randall I. Scott Exemption Trust; and, 85,836 shares as co-trustee of exemption trusts for various family members. Mr. Scott disclaims beneficial ownership of 85,836 shares beneficially owned as co-trustee of exemption trust for various family members.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005

Date

/s/ RANDALL I. SCOTT

Signature

Randall I. Scott

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

N BAR 5, LIMITED PARTNERSHIP

February 8, 2005

Date

/s/ RANDALL I. SCOTT

Signature

Randall I. Scott, Managing General Partner

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).